FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 16, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 30 July 2025 (official registry number 2844) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 9 and 15 October 2025 (both inclusive).

The cash amount of the shares purchased to 15 October 2025 as a result of the execution of the Buyback Programme amounts to 698,648,924 Euros, which represents approximately 41.1% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 14.7% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
09/10/2025	SAN	Purchase	XMAD	1,638,089	8.6911
09/10/2025	SAN	Purchase	CEUX	97,405	8.7006
09/10/2025	SAN	Purchase	TQEX	25,087	8.6975
09/10/2025	SAN	Purchase	AQEU	39,419	8.6982
10/10/2025	SAN	Purchase	XMAD	2,320,117	8.6483
10/10/2025	SAN	Purchase	CEUX	163,191	8.6584
10/10/2025	SAN	Purchase	TQEX	45,756	8.6821
10/10/2025	SAN	Purchase	AQEU	70,936	8.6568
13/10/2025	SAN	Purchase	XMAD	1,643,569	8.6203
13/10/2025	SAN	Purchase	CEUX	86,050	8.6168
13/10/2025	SAN	Purchase	TQEX	27,219	8.6269
13/10/2025	SAN	Purchase	AQEU	43,162	8.6303
14/10/2025	SAN	Purchase	XMAD	2,500,000	8.4880
14/10/2025	SAN	Purchase	CEUX	259,321	8.4830
14/10/2025	SAN	Purchase	TQEX	60,700	8.4889
14/10/2025	SAN	Purchase	AQEU	79,979	8.4822
15/10/2025	SAN	Purchase	XMAD	1,849,851	8.5554
15/10/2025	SAN	Purchase	CEUX	84,383	8.5893
15/10/2025	SAN	Purchase	TQEX	28,351	8.5911
15/10/2025	SAN	Purchase	AQEU	37,415	8.5869
			TOTAL	11,100,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid),16 October 2025

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 09/10/2025 and 15/10/2025 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-09-a-15-10-2025.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 16, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance